FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), fourth quarter, year ended March 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 8, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Consolidated Results of Operations

Fourth quarter, year ended March 2014

(US GAAP)

Nomura Holdings, Inc.

April 2014

© Nomura

Outline

Presentation Financial Supplement

Executive summary (p. 2-3) Consolidated balance sheet (p. 17)

Overview of results (p. 4) Value at risk (p. 18)

Business segment results (p. 5) Consolidated financial highlights (p. 19)

Retail (p. 6-7) Consolidated income (p. 20)

Asset Management (p. 8-9) Main revenue items (p. 21)

Wholesale (p. 10-12) Consolidated results: Income (loss) before income taxes by

Non-interest expenses (p. 13) segment and region (p. 22)

Robust financial position (p. 14) Segment “Other” (p. 23)

Funding and liquidity (p. 15) Retail related data (p. 24-28)

Asset Management related data (p. 29-30)

Wholesale related data (p. 31-32)

Number of employees (p. 33)

NOMURA

Executive summary

Full year highlights

- **Income before income taxes and net income[1] at highest level since FY2005/06[2], marking the second best year since reporting under US GAAP started in FY2001/02**
  - Net revenue: Y1,557.1bn (-14% YoY)*
    **Due mainly to deconsolidation of Nomura Real Estate Holdings from FY2013/14*
  - Income before income taxes: Y361.6bn (+52% YoY)
  - Net income[1]: Y213.6bn (+99% YoY)
  - ROE: 8.9% (FY2012/13: 4.9%)
  - EPS[3]: Y55.81 (FY2012/13: Y28.37)

- **Income before income taxes from three segments totaled Y330.9bn (+71% YoY); All business reported significantly higher pretax income**
  - Retail: Market rally and other factors drove pretax income to highest level since FY2005/06; Retail remained key driver of group-wide earnings
  - Asset Management: AuM growth on the back of net inflows and improved market conditions
  - Wholesale: All regions and business lines reported stronger revenues YoY and profitability improved on effects from successful strategic refinement and cost reduction program

- **Shareholder returns: Dividend and share buyback program**
  - Dividend per share: Year-end Y9; Annual Y17 (Dividend payout ratio: 29.5%)
  - Set up share buyback program to acquire shares to issue upon the exercise of stock options, raise capital efficiency, and ensure a flexible capital management policy.
    - ✓Total number of shares: Maximum of 100m shares (2.6% of outstanding shares)
      Of which, approximately 44m shares are to be used for future stock options
    - ✓Total repurchase value: Maximum of Y70bn

Income before income taxes


(billions of yen)
Unrealized gain on investments in equity securities held for operating purposes
Other
Wholesale
Asset Management
Retail
361.6
237.7
Group-wide +52%
3 segment total
330.9
+71%
193.5
112
27
192
72
21
101
FY2012/13 Full year
FY2013/14 Full year

(1) Net income attributable to Nomura Holdings shareholders.
(2) FY2005/06 pretax income: Y452.0bn; FY2005/06 net income attributable to Nomura Holdings shareholders: Y304.3bn
(3) Diluted net income per share attributable to Nomura Holdings shareholders.
(4) FY2012/13 figures include Nomura Real Estate Holdings as a consolidated subsidiary.

2

Executive summary

NOMURA

4Q highlights

- **Group income before income taxes of Y88.6bn; Performance of international operations and gain from asset sale offset a slowdown in Japan-related businesses**
- **Income before income taxes from international operations totaled Y15.9bn[1]**

– Net revenue:	Y389.9bn	(+3% QoQ; -40% YoY)
– Income before income taxes:	Y88.6bn	(+2% QoQ; -48% YoY)
– Net income[2]:	Y61.3bn	(+27% QoQ; -26% YoY)
– ROE [3]:	9.8%	(3Q: 7.9%; FY2012/13 4Q: 14.8%)
– EPS [5] :	Y16.02	(3Q: Y12.65; FY2012/13 4Q: Y21.55)

- **Income before income taxes from three segments totaled: Y62.1bn (-26% QoQ)**

  – Retail
  - ✓ Slower sales of equities and investment trusts QoQ due to weaker investor risk appetite on market uncertainty and a drop off in demand following the end of tax breaks in 3Q

  – Asset Management
  - ✓ Core business remained solid despite a decline in overall earnings QoQ from the strong 3Q which included dividend income and due to an asset revaluation

  – Wholesale
  - ✓ Revenues and pretax income up QoQ as robust performance in Americas and EMEA more than offset a slowdown in Japan and AEJ
  - ✓ Global Markets and Investment Banking both reported stronger revenues QoQ, reflecting client franchise growth and further diversification of revenue streams

- **Other segment income before income taxes of Y34.2bn**
  - ✓ Booked a realized gain of Y17.9bn on sale of stake in Fortress Investment Group LLC
  - ✓ Booked gain of Y2.7bn due to changes to own and counterparty credit spreads

Income before income taxes


Group-wide
(billions of yen)
One-off gain of Y50.1bn on secondary offering of Nomura Real Estate Holdings shares
19.7
35.4
13.0
169.7
113.2
72.9
86.9
88.6
FY2012/13
FY2013/14
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q


Three business segments
Wholesale
Asset Management
Retail
9.0
15.7
71.9
96.8
113.0
71.4
84.4
62.1
FY2012/13
FY2013/14
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

(1) Geographic information is based on U.S. GAAP (figures are preliminary for the three months ended March 31, 2014). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes. In addition, on April 30, 2014, we announced an impairment charge of Y79.3bn in the unconsolidated results of Nomura Holdings related to investments in subsidiaries. The majority of the charges have been included as the financial results of these subsidiaries in our consolidated financial results through to the third quarter.
(2) Net income attributable to Nomura Holdings shareholders. (3) Calculated using annualized net income for each period. (4) FY2012/13 figures include Nomura Real Estate Holdings as a consolidated subsidiary.
(5) Diluted net income per share attributable to Nomura Holdings shareholders.

3

Overview of results

Highlights

(billions of yen, except EPS and ROE)

FY2013/14 FY2013/14

QoQ YoY 5 YoY 5

4Q Full year

Net revenue 389.9 +3% -40% 1,557.1 -14%

Non-interest expenses 301.4 +3% -38% 1,195.5 -24%

Income before income taxes 88.6 +2% -48% 361.6 +52%

Net income1, 2 61.3 +27% -26% 213.6 +99%

EPS3 Y16.02 +27% -26% Y55.81 +97%

ROE4 9.8% 8.9%

(1) Net income attributable to Nomura Holdings shareholders.

(2) As a result of the abolishment of the Special Reconstruction Corporate Tax on April 1, 2014, net deferred tax assets (net of deferred tax liabilities) decreased by 1.7 billion yen while income taxes-deferred increased by the same amount.

(3)	Diluted net income per share attributable to Nomura Holdings shareholders.
(4)	Calculated using annualized net income for each period.
(5)	FY2012/13 figures include Nomura Real Estate Holdings as a consolidated subsidiary.
4

Business segment results

Net revenue and income (loss) before income taxes

FY2013/14 FY2013/14

QoQ YoY 1 YoY 1

4Q Full year

Net Retail 97.9 -24% -29% 511.9 +29%

revenue Asset Management 20.5 -4% +12% 80.5 +17%

Wholesale 198.5 +5% +1% 765.1 +19%

Segment total 316.8 -6% -10% 1,357.5 +22%

Other 1), 2) 80.8 +128% -71% 188.8 -72%

Unrealized gain (loss) on investments in

equity securities held for operating purposes -7.7 — 10.7 -72%

Net revenue 389.9 +3% -40% 1,557.1 -14%

Income Retail 23.3 -51% -59% 192.0 +91%

(loss)

before Asset Management 5.3 -40% +36% 27.1 +28%

income Wholesale 33.5 +20% -6% 111.8 +56%

taxes

Segment total 62.1 -26% -36% 330.9 +71%

Other 1), 2) 34.2 —32% 20.0 +203%

Unrealized gain (loss) on investments in

equity securities held for operating purposes -7.7 — 10.7 -72%

Income before income taxes 88.6 +2% -48% 361.6 +52%

4Q additional information: 1) Includes a realized gain of Y17.9bn on sale of stake in Fortress Investment Group LLC

2) Includes gain of Y2.7bn related to changes to own and counterparty credit spreads

(1)	FY2012/13 figures include Nomura Real Estate Holdings as a consolidated subsidiary.
5

NOMURA

Retail

Net revenue and income before income taxes

(billions of yen)	Full year		Quarter						
	FY12/13	FY13/14	FY12/13	FY2013/14				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Net revenue	397.9	**511.9**	138.7	166.3	119.7	128.0	**97.9**	-24%	-29%
Non-interest expenses	297.3	**319.9**	81.5	85.2	79.8	80.3	**74.6**	-7%	-8%
Income before income taxes	100.6	**192.1**	57.2	81.1	40.0	47.7	**23.3**	-51%	-59%

Retail client assets

(trillions of yen)



83.8
87.7
90.9
96.0
91.7
FY2012/13
FY2013/14
Mar
Jun
Sep
Dec
Mar

Key points

Full year

- Net revenue: Y511.9bn (+29% YoY)
- Income before income taxes: Y192.0bn (+91% YoY)
- Stock market rally drove both revenues and pretax income higher YoY; Pretax income at highest level since FY2005/06 (Y197.2), marking best year since disclosure of segment information commenced in FY2001/02

4Q results

- Net revenue: Y97.9bn (-24% QoQ; -29% YoY)
- Income before income taxes: Y23.3bn (-51% QoQ; -59% YoY)

- Slower quarter QoQ due to weaker investor risk appetite on market uncertainty and a drop off in demand following the end of tax breaks in 3Q
  - Slowdown primarily in sales of stocks and investment trusts
- Made progress in transforming business model
  - Higher focus on consulting services with long-term perspective to increase recurring revenue and achieve a revenue mix geared towards sustainable growth

- Client franchise
  - Retail client assets: Y91.7trn
  - Accounts with balance: 5.14m
  - NISA account applications: 1.29m
  - Net asset inflows[1]: -Y503.3bn

- Recurring revenue: Y13.4bn
- Investment trust net inflows[2]: Y131.6bn
- Discretionary account net inflows[2]: Y57.6bn

- Other sales
  - IPOs and public offerings[3]: Y227.0bn
  - Retail bonds[4]: Y660.4bn
  - Insurance products[4]: Y39.3bn

(1) *Excluding regional financial institutions.*
(2) *Retail channels and Wealth Management group.*
(3) *Retail channels, Net & Call, and Hotto Direct.*
(4) *Retail channels and branch office Corporate Finance desks (excluding regional financial institutions).*

6

Retail: Market downturn led to slower sales of equity-related products

Total sales1

(billions of yen) Stocks Bonds Investment trusts Others

7,000

6,000

5,000

4,000

3,000

2,000

1,000

0

FY2012/13 FY2013/14

4Q 1Q 2Q 3Q 4Q

Net assets inflows2 and recurring revenue

Recurring revenue

(annualized, on

adjusted basis) (rhs) 55.3 52.4 53.5 54.5 60.0

49.8

(billions of yen) Recurring revenue

1,500 1,225 (plan3) 40.0

750

38 188

0

-38

-750 -503

FY2012/13 FY2013/14

4Q 1Q 2Q 3Q 4Q

Total sales1 declined 23% QoQ

Stocks: -23% QoQ

– Down from strong 3Q which was boosted by last-minute demand in the run up to the end of tax break

– Revenues underpinned by primary deals and foreign stocks

Investment trusts: -46% QoQ

– Market downturn coupled with higher focus on consulting for long-term

– Initiatives to expand client assets resulted in net inflows into investment trusts and discretionary accounts

Bonds: Flat QoQ

– Robust sales of JGBs for individuals (Y214.6bn) and foreign bonds

Increasing recurring revenue: Growth in investment trust and discretionary account net inflows4

(billions of yen)

Discretionary account net inflows

300 278.2 Investment trust net inflows

200 189.2

133.5

100

52.6

9.1

0

FY2012/13 FY2013/14

Quarterly 1Q 2Q 3Q 4Q

average

(1) Retail channels and branch office Corporate Finance desks (excluding regional financial institutions). (2) Excluding regional financial institutions.

(3)	Planned progress to meet FY2015/16 recurring revenue target of Y69.6bn.
(4)	Retail channels and Wealth Management group.
7

Asset Management

Net revenue and income before income taxes

(billions of yen)	Full year		Quarter						
	FY12/13	FY13/14	FY12/13	FY2013/14				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Net revenue	68.9	**80.5**	18.3	20.2	18.6	21.2	**20.5**	-4%	+12%
Non-interest expenses	47.8	**53.4**	14.4	13.5	12.5	12.3	**15.1**	+23%	+5%
Income before income taxes	21.2	**27.1**	3.9	6.7	6.2	8.9	**5.3**	-40%	+36%

Assets under management

(trillions of yen)



AuM (gross)[1]
AuM (net)[2]
36.1
27.9
36.8
29.1
37.3
30.0
40.3
32.9
38.2
30.8
FY12/13
FY2013/14
Mar
Jun
Sep
Dec
Mar

Key points

Full year

- Net revenue: Y80.5bn (+17% YoY)
- Income before income taxes: Y27.1bn (+28% YoY)
  - AuM expanded on fund inflows and improved market conditions
  - Highest pretax income since FY2007/08

4Q results

- Net revenue: Y20.5bn (-4% QoQ; +12% YoY)
- Income before income taxes: Y5.3bn (-40% QoQ; +36% YoY)
  - Revenues remained strong on contributions from performance fees, despite declining from 3Q which included dividend income
  - Pretax income declined on one-off costs related to asset revaluation

Investment trust business

- Inflows into diverse range of asset classes — 4Q inflows
  - Nomura DB High Dividend Infrastructure Stock Fund — Y165.7bn
  - Europe High Yield Bond Fund — Y39.5bn
  - Nomura Hyper Bull Bear 4 — Y36.6bn
- Increased sales of privately placed investment trusts matched to client needs mainly to regional financial institutions
- Improved NEXT FUNDS ETF product lineup and expanded AuM
  - Total of 42 ETFs with AuM of Y4trn at end March (+5% from Dec; 49% market share[3])
  - Newly listed JPX Nikkei 400 ETF and R/N Fundamental Index ETF

Investment advisory business

- Fund outflows in Japan, but continued international inflows into Japan equity related products

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(2) Net after deducting duplications from assets under management (gross).
(3) Source: The Investment Trusts Association, Japan.

8

Asset Management: Strengthening international operations

Assets under management (gross)1 by business

(trillions of yen)

50 Investment trust business Investment advisory business

40.3

40 36.1 36.8 37.3 38.2

30 9.6 10.4 10.5 10.9 9.8

20

10 26.5 26.4 26.8 29.4 28.4

0

FY2012/13 FY2013/14

Mar Jun Sep Dec Mar

Investment trust business flow of funds3

(billions of yen) Investment trust business (excl. ETFs) ETFs

873

900

600 464 406 501

138 257 153

300 66 89

0

-300

-600

-900 -820

FY2012/13 FY2013/14

4Q 1Q 2Q 3Q 4Q

Nomura Asset Management public investment trust market

share2

26.0%

23.6%

22.3% 22.5% 22.7% 22.9%

22.0%

18.0%

14.0%

FY2012/13 FY2013/14

Mar Jun Sep Dec Mar

Competitive products in international markets

Distribution of UCITS4 compliant funds to high-net-worth clients and pension funds primarily in Europe

AuM jumped 66% from March 2013

Mar 2014 AuM

Japan Strategic Value Fund (Japanese equity) : $1.89bn

US High Yield Bond Fund: $920m

Strengthening Asia Business

Completed acquisition of stake in ING Securities Investment & Trust, the Taiwanese asset management business of ING Group, and converted into a consolidated subsidiary in April 2014

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital. (2) Source: The Investment Trusts Association, Japan. (3) Based on assets under management (net).

(4) Undertakings for Collective Investment in Transferable Securities (UCITS) is the main European framework covering collective investment schemes investing in transferable securities.

Wholesale

NOMURA

Net revenue and income before income taxes

(billions of yen)

	Full year		Quarter						
	FY12/13	FY13/14	FY12/13	FY2013/14				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Global Markets	560.4	**649.7**	173.1	165.3	159.6	158.0	**166.8**	+6%	-4%
Investment Banking	84.4	**115.4**	23.8	29.3	23.8	30.7	**31.7**	+3%	+33%
Net revenue	644.9	**765.1**	196.9	194.6	183.3	188.7	**198.5**	+5%	+1%
Non-interest expenses	573.2	**653.3**	161.3	169.4	158.1	160.9	**165.0**	+3%	+2%
Income before income taxes	71.7	**111.8**	35.7	25.2	25.3	27.8	**33.5**	+20%	-6%

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
50.5
41.2
21.8
83.4
41.1
44.7
20.1
88.7
45.9
54.1
24.5
58.8
52.2
50.8
21.9
63.7
61.4
61.2
16.4
59.4
Americas
EMEA
AEJ
Japan
FY2012/13
FY2013/14
4Q
1Q
2Q
3Q
4Q

Key points

Full year

- Net revenue: Y765.1bn (+19% YoY)
- Income before income taxes: Y111.8bn (+56% YoY)
  - All regions and business lines reported higher revenues YoY
  - Successful strategic refinement and cost reduction initiatives contributed to strongest income before income taxes since FY2009/10

4Q results

- Net revenue: Y198.5bn (+5% QoQ; +1% YoY)
- Income before income taxes: Y33.5bn (+20% QoQ; -6% YoY)
  - Net revenue and income before income taxes both increased QoQ as robust performance in Americas and EMEA offset a slowdown in Japan and AEJ

Regional performance (net revenue; QoQ)

- Americas (Y61.4bn; +18%)
  - Best revenue quarter since start of US build out[1]; All business lines reported stronger revenues QoQ, reflecting diversification of revenue streams
- EMEA (Y61.2bn; +21%)
  - Significant revenue growth QoQ driven by a rebound in Global Markets and Investment Banking due to cross-divisional and cross-regional collaboration
- Japan (Y59.4bn; -7%)
  - Slower quarter for Global Markets on lower client activity; Investment Banking remained solid, driven by ECM (excluding 3Q one-off factors[2])
- AEJ (Y16.4bn; -25%)
  - Global Markets revenues impacted by depreciation of emerging-market currencies and uncertainty over China's economy

(1) Since April 2009.
(2) Booked Y10bn unrealized loss in FY2013/14 3Q due to a refinement to the valuation method for uncollateralized derivatives to incorporate funding costs. Also booked a Y11.3bn unrealized gain related to the IPO of a private equity investee company (Ashikaga Holdings).

10

Wholesale: Global Markets

NOMURA

Net revenue[1]



(billions of yen)
Equities
Fixed Income
173.1
59.9
113.2
165.3
67.8
97.6
159.6
65.8
93.8
158.0
58.8
99.2
166.8
59.0
107.7
QoQ +6%
YoY -4%
FY2012/13
FY2013/14
4Q
1Q
2Q
3Q
4Q

FY2013/14 4Q net revenue by region



YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

4Q results

Global Markets

- Net revenue: Y166.8bn (+6% QoQ; -4% YoY)
  - Maintained high level of revenue amidst tough market conditions
  - Continued growth in client franchise with higher client revenues in EMEA and Americas

Fixed Income

- Net revenue: Y107.7bn (+9% QoQ; -5% YoY)
  - Revenues up QoQ as robust performance in Rates and Securitized Products more than offset a slowdown primarily in emerging market FX business

Equities

- Net revenue: Y59.0bn (+0.4% QoQ; -1% YoY)
  - Cash and Derivatives businesses drove stronger revenues in EMEA and Americas, offsetting a slowdown in Japan and AEJ

- Americas: Rates and Securitized Products saw an uptick in client revenues, while Equity Derivatives had a robust quarter
- EMEA: Cash Equities reported revenue growth on higher client activity
- Japan: Despite a slowdown in Credit and FX, Fixed Income revenues increased from the prior quarter, which was impacted by a change to our derivative valuation method
- AEJ: Lower client activity mainly from concerns around China slowdown impacted FX and Cash Equities performance

(1) Fixed Income and Equities figures for FY2012/13 have been reclassified following a reorganization in April 2013.

11

NOMURA

Wholesale: Investment Banking

Net revenue



Investment Banking (gross)
(billions of yen)
44.1
47.2
45.8
35.9
55.4
Investment Banking (net)
Other
23.8
0.4
23.4
29.3
3.7
25.6
23.8
0.4
23.3
30.7
11.7
19.0
+55%
2.2
31.7
29.5
QoQ +3%
YoY +33%
FY2012/13
FY2013/14
4Q
1Q
2Q
3Q
4Q

Key points

4Q results

- Net revenue: Y31.7bn (+3% QoQ; +33% YoY)
  - Investment Banking (net) revenue increased 55% on strong quarter in Japan and significant growth in all international regions
- Investment Banking (gross) revenue of Y55.4bn at highest level since quarter ended December 2010
  - Japan
    - ✓ ECM remained strong on high-profile public offerings, IPOs, and CB issuances
    - ✓ Revenues also driven by new products and solutions business
  - International
    - ✓ Revenues roughly doubled both QoQ and YoY driven by productivity improvements in all three regions
    - ✓ Collaboration between EMEA and the Americas drove revenue contributions from completed multi-product M&A deals and solutions business

Full year gross revenue up 29% with stronger contribution from international business



Investment Banking (gross) revenue
(billions of yen)
+29%
184.3
143.0
International +33%
International
Japan
FY2012/13 full year
FY2013/14 full year

- **Growing presence in international markets**
  - ✓ Revenues driven by multi-product M&A and solutions business
    - Grifols' acquisition of Novartis' diagnostics business, acquisition finance and refinance (M&A $1.7bn/ ALF $1.5bn / refinance $5.8bn)
  - ✓ Involved in a number of financial sponsor exits (IPOs)
    - Moncler IPO/POWL(€784m)
    - Just Retirement IPO (£343m)
  - ✓ Bookrunner on many high-profile DCM transactions including benchmark and Samurai issuances
    - KfW USD benchmark ($4.0bn)
    - BPCE Samurai bonds (Y131.6bn)
- **Tailoring products to Japanese client needs**
  - ✓ Bookrunner on global offerings on the back of stock market rally
    - Suntory Beverage & Food IPO (Y388.1bn)
    - Mitsubishi Motors global follow-on offering (Y269.9bn)
    - Toppan Printing Euro-Yen CB (Y82.2bn)
  - ✓ Diversified revenues with client-tailored solutions
    - Commitment-type rights issues, deal contingent FX linked to cross-border M&A, rates hedging, etc.

12

NOMURA

Non-interest expenses

Full year


(billions of yen)
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
(Reference) Excluding NREH
1,575.9
1,195.5
1,500
1,200
900
600
300
0

Quarter


(billions of yen)
483.9
318.1
283.5
292.5
301.4
500
400
300
200
100
0

	FY2012/13	FY2013/14	FY2012/13 4Q	FY2013/14 1Q	FY2013/14 2Q	FY2013/14 3Q	FY2013/14 4Q	QoQ
Compensation and benefits	547.6	**570.1**	154.6	163.2	135.4	138.8	**132.6**	**-4.5%**
Commissions and floor brokerage	91.4	**111.8**	24.6	29.0	26.1	28.0	**28.7**	**2.6%**
Information processing and communications	179.9	**192.2**	49.6	48.2	46.2	47.8	**49.9**	**4.6%**
Occupancy and related depreciation	91.5	**80.1**	23.1	19.8	20.8	19.0	**20.5**	**8.1%**
Business development expenses	49.0	**38.5**	14.5	7.9	9.5	11.0	**10.1**	**-8.2%**
Other	616.5	**202.8**	217.6	50.0	45.4	47.9	**59.4**	**24.0%**
Total	1,575.9	**1,195.5**	483.9	318.1	283.5	292.5	**301.4**	**3.0%**

Key points

Full year

- Non-interest expenses: Y1,195.5bn (-24% YoY)
  - Group-wide expenses declined significantly due to the deconsolidation of Nomura Real Estate Holdings (Other expenses, which included COGS at Nomura Real Estate Holdings, declined by 67%)
  - Excluding Nomura Real Estate Holdings, non-interest expenses increased by 12% YoY due mainly to improved performance and yen depreciation

4Q results

- Non-interest expenses: Y301.4bn (+3% QoQ)
  - Other expenses increased by 24% QoQ due mainly to an asset revaluation, decommissioning of IT systems, and an increase in consultant fees
  - Compensation and benefits declined by 4%, primarily as a result of a slowdown in Japan-related businesses

13

NOMURA

Robust financial position

Balance sheet related indicators and capital ratios

(As of March 2014)

- Total assets Y43.5trn
- Shareholders' equity Y2.5trn
- Gross leverage 17.3x
  Net leverage[1] 10.4x
- Level 3 assets (net)[2] Y0.4trn
- Liquidity portfolio Y6.1trn

(billions of yen)	Dec (Basel 3 basis)	Mar[2] (Basel 3 basis)
Tier 1	2,306	2,316
Tier 2	376	402
Total capital	2,683	2,717
RWA[3]	19,125	17,385
Tier 1 ratio	12.0%	13.3%
Tier 1 common ratio[4]	12.0%	13.3%
Total capital ratio	14.0%	15.6%

Risk weighted assets[3] and Tier 1 ratio


(trillions of yen)
RWA (Basel 3) (lhs)
Tier 1 ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
11.9%
11.9%
12.2%
12.0%
13.3%
12.2%
FY2012/13
FY2013/14
Mar
Jun
Sep
Dec
Mar
Fully loaded Basel 3 2019 applied to balance sheet at end Mar (estimate)

Level 3 assets[2] and net level 3 assets/Tier 1 capital


(billions of yen)
Level 3 assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
1,000
500
0
40%
0%
25%
23%
19%
17%
16%
FY2012/13
FY2013/14
Mar
Jun
Sep
Dec
Mar

(1) *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
(2) *Preliminary.*
(3) *Credit risk assets are calculated using the internal model method.*
(4) *Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.*

14

Funding and liquidity

NOMURA

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 83% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y6.1trn, or 14% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of Mar 2014)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- More than 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 17%
Long-term debt due within 1yr, 14%
Long-term debt, 69% Average maturity 4.7 years[3]
International 24%
Japan 76%
Loans (incl. subordinated)
Euro MTN/Yen, retail bonds, etc.
Euro MTN/Other, wholesale bonds, etc.
Bank lending market
Retail market
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

(1) *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
(2) *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.*
(3) *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*

15

Financial Supplement

Consolidated balance sheet

(billions of yen)

Mar 31, Mar 31, Increase Mar 31, Mar 31, Increase

2013 2014 (Decrease) 2013 2014 (Decrease)

Assets Liabilities

Total cash and cash deposits 1,653 2,189 537 Short-term borrowings 738 602 -136

Total payables and deposits 2,414 2,837 423

Total loans and receivables 2,630 2,571 -59 Total collateralized financing 15,409 17,112 1,703

Trading liabilities 8,491 11,047 2,556

Total collateralized agreements 14,115 17,347 3,232 Other liabilities 978 1,142 164

Long-term borrowings 7,592 8,227 635

Total trading assets1 and

private equity investments 17,124 18,714 1,590 Total liabilities 35,623 40,967 5,344

Total other assets 2,420 2,699 279 Equity

Total NHI shareholders’ equity 2,294 2,514 219

Noncontrolling interest 25 40 15

Total assets 37,942 43,520 5,578 Total liabilities and equity 37,942 43,520 5,578

1. Including securities pledged as collateral.

Value at risk

Definition From April 1, 2013 to March 31, 2014 (billions of yen)

99% confidence level Maximum: 9.9

1-day time horizon for outstanding portfolio Minimum: 4.4

Inter-product price fluctuations considered Average: 6.7

(billions of yen) FY2012/13 FY2013/14 FY2012/13 FY2013/14

Mar Mar Mar Jun Sep Dec Mar

Equity 1.3 1.3 1.3 2.6 1.9 3.6 1.3

Interest rate 5.0 3.9 5.0 5.4 5.1 6.6 3.9

Foreign exchange 1.9 2.8 1.9 1.9 1.8 2.6 2.8

Sub-total 8.1 8.0 8.1 9.9 8.7 12.9 8.0

Diversification benefit -3.0 -2.9 -3.0 -3.2 -3.2 -4.3 -2.9

VaR 5.1 5.2 5.1 6.6 5.5 8.6 5.2

Consolidated financial highlights

Full year Quarter

(billions of yen) (billions of yen)

250 12% 120 11.3% 12%

213.6

Net income 200 8.9% 9% 90 82.4 8.9% 8.5% 8.9% 9%

150 65.9

4.9% 61.3

ROE (%) 107.2 6% 60 6%

48.3

100 38.1

4.9%

50 3% 30 3%

0 0% 0 0%

FY2012/13 FY2013/14

FY2012/13 FY2013/14

4Q 1Q 2Q 3Q 4Q

Net revenue 1,813.6 1,557.1 653.6 431.3 356.4 379.4 389.9

Income before income taxes 237.7 361.6 169.7 113.2 72.9 86.9 88.6

Net income attributable to Nomura Holdings,

Inc. (“NHI”) shareholders 107.2 213.6 82.4 65.9 38.1 48.3 61.3

Total NHI shareholders’ equity 2,294.4 2,513.7 2,294.4 2,369.0 2,379.2 2,492.5 2,513.7

ROE (%)1 4.9% 8.9% 4.9% 11.3% 8.9% 8.5% 8.9%

Basic-Net income attributable to NHI 29.04 57.57 22.23 17.78 10.29 13.02 16.48

shareholders per share(yen)

Diluted-Net income attributable to NHI 28.37 55.81 21.55 17.24 9.99 12.65 16.02 shareholders per share(yen)

Total NHI shareholders’ equity per share 618.27 676.15 618.27 639.99 641.90 670.88 676.15

(yen)

(1) Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

Full year Quarter

(billions of yen) FY2012/13 FY2013/14

FY2012/13 FY2013/14

4Q 1Q 2Q 3Q 4Q

Revenue

Commissions 359.1 474.6 125.7 157.6 105.6 121.4 89.9

Fees from investment banking 62.4 91.3 21.8 25.4 23.0 15.8 27.2

Asset management and portfolio service fees 141.0 167.2 38.8 42.4 40.7 42.1 42.1

Net gain on trading 368.0 476.4 106.5 128.4 110.2 108.5 129.2

Gain on private equity investments 8.1 11.4 1.5 0.1 0.7 11.0 -0.3

Interest and dividends 394.0 416.3 98.0 115.3 98.1 102.6 100.3

Gain on investments in equity securities 38.7 15.2 23.9 7.9 5.0 7.5 -5.2

Other 708.8 179.5 304.0 28.2 45.1 38.5 67.7

Total revenue 2,079.9 1,831.8 720.1 505.3 428.4 447.4 450.8

Interest expense 266.3 274.8 66.5 73.9 72.0 68.0 60.8

Net revenue 1,813.6 1,557.1 653.6 431.3 356.4 379.4 389.9

Non-interest expenses 1,575.9 1,195.5 483.9 318.1 283.5 292.5 301.4

Income before income taxes 237.7 361.6 94.2 113.2 72.9 86.9 88.6

Net income attributable to NHI shareholders 107.2 213.6 82.4 65.9 38.1 48.3 61.3

Main revenue items

Full year Quarter

(billions of yen) FY2012/13 FY2013/14 FY2012/13 FY2013/14

4Q 1Q 2Q 3Q 4Q

Stock brokerage commissions (retail) 51.8 126.7 26.6 42.5 25.4 36.3 22.6

Stock brokerage commissions (other) 112.9 139.8 32.0 37.7 31.6 34.9 35.6

Other brokerage commissions 11.7 18.1 3.8 5.3 4.2 4.4 4.3

Commissions Commissions for distribution of 150.1 157.8 54.4 63.9 37.0 37.7 19.3 investment trusts

Other 32.6 32.1 9.0 8.2 7.5 8.3 8.2

Total 359.1 474.6 125.7 157.6 105.6 121.4 89.9

Equity underwriting and distribution 21.1 41.4 6.4 10.3 11.0 6.1 14.0

Bond underwriting and distribution 7.8 13.0 4.2 3.8 3.5 2.8 2.9

Fees from M&A / financial advisory fees 25.6 25.0 8.2 6.4 6.5 4.4 7.6 investment banking

Other 7.7 12.0 3.0 4.9 2.1 2.4 2.6

Total 62.4 91.3 21.8 25.4 23.0 15.8 27.2

Asset management fees 105.3 126.7 29.3 32.1 30.8 31.8 31.9

Asset management Administration fees 18.6 22.5 5.1 5.6 5.5 5.7 5.7 and portfolio service

fees Custodial fees 17.1 18.1 4.4 4.6 4.4 4.5 4.5

Total 141.0 167.2 38.8 42.4 40.7 42.1 42.1

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	FY2012/13	FY2013/14	FY2012/13 4Q	FY2013/14 1Q	FY2013/14 2Q	FY2013/14 3Q	FY2013/14 4Q
Retail	100.6	**192.0**	57.2	81.1	40.0	47.7	**23.3**
Asset Management	21.2	**27.1**	3.9	6.7	6.2	8.9	**5.3**
Wholesale	71.7	**111.8**	35.7	25.2	25.3	27.8	**33.5**
Three Business segments total	193.5	**330.9**	96.8	113.0	71.4	84.4	**62.1**
Other	6.6	**20.0**	50.1	-7.0	-3.5	-3.7	**34.2**
Segments total	200.0	**350.9**	146.9	106.1	67.9	80.7	**96.2**
Unrealized gain (loss) on investments in equity securities held for operating purposes	37.7	**10.7**	22.8	7.2	5.0	6.2	**-7.7**
Income before income taxes	237.7	**361.6**	169.7	113.2	72.9	86.9	**88.6**

Income (loss) before income taxes by region[1]

(billions of yen)	FY2012/13	FY2013/14	FY2012/13 4Q	FY2013/14 1Q	FY2013/14 2Q	FY2013/14 3Q	FY2013/14 4Q
Americas	25.7	**29.5**	2.3	-8.5	-1.3	8.0	**31.2**
Europe	-93.1	**-48.9**	-36.5	-4.4	-19.6	-14.8	**-10.1**
Asia and Oceania	-12.1	**-5.2**	-7.9	-0.8	2.3	-1.5	**-5.2**
Subtotal	-79.4	**-24.7**	-42.0	-13.7	-18.7	-8.2	**15.9**
Japan	317.2	**386.3**	211.7	126.9	91.6	95.1	**72.6**
Income (loss) before income taxes	237.7	**361.6**	169.7	113.2	72.9	86.9	**88.6**

(1) Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended March 31, 2014.) Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

22

Segment “Other”

Income (loss) before income taxes

Full year Quarter

(billions of yen) (billions of yen)

60 60

50.1

40 34.2 40

20.0

20 20

6.6

0 0

-3.5 -3.7

-7.0

-20 -20

FY2012/13 FY2013/14 FY2012/13 FY2013/14

4Q 1Q 2Q 3Q 4Q

Net gain (loss) related to economic 1.0 17.4 0.8 7.4 -1.7 5.2 6.5 hedging transactions

Realized gain(loss) on investments in equity 1.0 4.4 1.2 0.7 0.0 1.3 2.4 securities held for operating purposes

Equity in earnings of affiliates 14.4 28.6 5.2 5.3 8.9 8.2 6.2

Corporate items 17.7 -38.8 32.9 -12.3 -8.7 -14.0 -3.8

Others -27.5 8.4 10.0 -8.0 -2.0 -4.4 22.8

Income (Loss) before income taxes 6.6 20.0 50.1 -7.0 -3.5 -3.7 34.2

Retail related data (1)

NOMURA

(billions of yen)	Full year		Quarter						
	FY2012/13	FY2013/14	FY2012/13	FY2013/14				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Commissions	225.9	**301.7**	84.4	110.3	66.5	78.3	**46.5**	**-40.6%**	**-44.8%**
Sales credit	80.9	**106.1**	28.6	29.7	24.3	25.7	**26.4**	**2.8%**	**-7.6%**
Fees from investment banking and other	36.8	**40.3**	10.4	9.8	13.4	8.0	**9.1**	**13.9%**	**-12.5%**
Investment trust administration fees and other	49.7	**56.1**	13.7	14.4	13.7	14.1	**13.9**	**-1.5%**	**1.5%**
Net interest revenue	4.6	**7.7**	1.7	2.2	1.9	1.8	**1.9**	**4.4%**	**13.7%**
Net revenue	397.9	**511.9**	138.7	166.3	119.7	128.0	**97.9**	**-23.5%**	**-29.5%**
Non-interest expenses	297.3	**319.9**	81.5	85.2	79.8	80.3	**74.6**	**-7.1%**	**-8.5%**
Income before income taxes	100.6	**192.0**	57.2	81.1	40.0	47.7	**23.3**	**-51.2%**	**-59.3%**
Domestic distribution volume of investment trusts[1]	9,027.6	**10,146.4**	3,072.4	3,427.5	2,372.2	2,552.5	**1,794.1**	**-29.7%**	**-41.6%**
Bond investment trusts	2,719.2	**3,146.3**	824.0	753.7	814.2	810.2	**768.2**	**-5.2%**	**-6.8%**
Stock investment trusts	5,457.0	**6,201.4**	1,967.5	2,386.2	1,406.6	1,571.8	**836.8**	**-46.8%**	**-57.5%**
Foreign investment trusts	851.4	**798.7**	281.0	287.6	151.4	170.5	**189.1**	**10.9%**	**-32.7%**
Other									
Accumulated value of annuity insurance policies	1,909.5	**2,033.1**	1,909.5	1,942.0	1,970.4	2,000.0	**2,033.1**	**1.7%**	**6.5%**
Sales of JGBs for individual investors (transaction base)	189.1	**1,037.0**	42.8	42.5	450.9	329.1	**214.6**	**-34.8%**	**5.0x**
Retail foreign currency bond sales	1,485.8	**1,595.6**	327.9	383.2	507.1	318.6	**386.6**	**21.3%**	**17.9%**

(1) Excluding Net & Call and Hotto Direct.

24

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts

Full year Quarter

(billions of yen) (billions of yen)

180 70

150 60

50

120

40

90

30

60

20

30 10

0 0

FY2012/13 FY2013/14

FY2012/13 FY2013/14 QoQ YoY

4Q 1Q 2Q 3Q 4Q

Stock brokerage commissions

Commissions for distribution of investment trusts

Stock brokerage commissions 51.8 126.7 26.6 42.5 25.4 36.3 22.6 -37.8% -15.2%

Commissions for distribution of investment

trusts1 161.5 161.4 55.7 65.3 37.5 38.5 20.1 -47.8% -63.9%

(1)	Nomura Securities.

Retail related data (3)

Retail client assets

Other

Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities

(trillions of yen)

100 91.7 90.9 96.0 91.7

83.8 83.8 87.7

80

60

40

20

0

FY2012/13 FY2013/14 FY2012/13 FY2013/14

Mar Mar Mar Jun Sep Dec Mar

Equities 46.7 53.2 46.7 50.5 53.4 56.5 53.2

Foreign currency bonds 6.6 6.3 6.6 6.2 6.1 6.4 6.3

Domestic bonds 1 12.4 12.8 12.4 12.4 12.9 12.7 12.8

Stock investment trusts 8.9 9.1 8.9 8.6 8.8 9.2 9.1

Bond investment trusts 4.9 5.9 4.9 5.3 5.6 6.6 5.9

Overseas mutual funds 1.7 1.7 1.7 1.7 1.7 1.7 1.7

Other2 2.7 2.7 2.7 3.0 2.4 2.9 2.7

Total 83.8 91.7 83.8 87.7 90.9 96.0 91.7

(1)	Including CBs and warrants. (2) Including annuity insurance

Retail related data (4)

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen) (billions of yen)

2,000

1,225

1,200

900

600

1,035

1,000

872 188 300

38

0

-38

-300

0 -503 -600

FY2012/13 FY2013/14

FY2012/13 FY2013/14

4Q 1Q 2Q 3Q 4Q

(1)	Excluding regional financial institutions.

Retail related data (5)

Number of accounts

(Thousands) FY2012/13 FY2013/14 FY2012/13 FY2013/14

Mar Mar Mar Jun Sep Dec Mar

Accounts with balance 5,025 5,144 5,025 5,069 5,090 5,104 5,144

Equity holding accounts 2,717 2,718 2,717 2,727 2,722 2,674 2,718

Nomura Home Trade /

Net & Call accounts 3,747 4,012 3,747 3,822 3,881 3,939 4,012

New Individual accounts / IT share1

Full year Quarter

(Thousands) FY2012/13 FY2013/14 FY2012/13 FY2013/14

4Q 1Q 2Q 3Q 4Q

New individual accounts 266 364 82 101 82 91 90

IT share1

No. of orders 55% 58% 57% 59% 58% 54% 60%

Transaction value 31% 33% 34% 36% 33% 27% 37%

(1)	Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)

FY2012/13 FY2013/14

FY2012/13 FY2013/14 QoQ YoY

(billions of yen) 4Q 1Q 2Q 3Q 4Q

Net revenue 68.9 80.5 18.3 20.2 18.6 21.2 20.5 -3.5% 11.9%

Non-interest expenses 47.8 53.4 14.4 13.5 12.5 12.3 15.1 23.3% 5.4%

Income before income taxes 21.2 27.1 3.9 6.7 6.2 8.9 5.3 -40.4% 35.6%

Total assets under management

(trillions of yen)

40.3

40.0 36.1 38.2 36.1 36.8 37.3 38.2

32.9

30.8 29.1 30.0 30.8

30.0 27.9 27.9

20.0

10.0

0.0

FY2012/13 FY2013/14 FY2012/13 FY2013/14

Mar Mar Mar Jun Sep Dec Mar

AuM (gross) 1

AuM (net)2

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

(2) Net after deducting duplications from assets under management (gross).

Asset Management related data (2)

NOMURA

Assets under management (gross) by business[1]

(trillions of yen)	FY12/13	FY13/14	FY12/13	FY13/14			
	Mar	Mar	Mar	Jun	Sep	Dec	Mar
Investment trust business	26.5	**28.4**	26.5	26.4	26.8	29.4	**28.4**
Investment advisory business	9.6	**9.8**	9.6	10.4	10.5	10.9	**9.8**
Assets under management (gross)[1]	36.1	**38.2**	36.1	36.8	37.3	40.3	**38.2**

Asset inflows/outflows by business[3]

(billions of yen)	Full year		Quarter				
	FY12/13	FY13/14	FY12/13	FY13/14			
			4Q	1Q	2Q	3Q	4Q
Investment trusts business	1,099	**1,598**	530	544	410	962	**-319**
of which, ETFs	424	**882**	66	138	153	89	**501**
Investment advisory business	-529	**-520**	-15	349	-157	226	**-938**
Net asset inflow	570	**1,078**	515	893	253	1,189	**-1,257**

Assets under management by company

(trillions of yen)	FY12/13	FY13/14	FY12/13	FY13/14			
	Mar	Mar	Mar	Jun	Sep	Dec	Mar
Nomura Asset Management	30.7	**33.8**	30.7	32.3	33.1	36.0	**33.8**
Nomura Funds Research and Technologies	2.9	**2.6**	2.9	2.6	2.5	2.6	**2.6**
Nomura Corporate Research and Asset Management	1.8	**1.6**	1.8	1.7	1.6	1.6	**1.6**
Nomura Private Equity Capital	0.7	**0.2**	0.7	0.2	0.2	0.2	**0.2**
Assets under management (gross)[1]	36.1	**38.2**	36.1	36.8	37.3	40.3	**38.2**
Group company overlap	8.2	**7.4**	8.2	7.6	7.3	7.5	**7.4**
Assets under management (net)[2]	27.9	**30.8**	27.9	29.1	30.0	32.9	**30.8**

Domestic public investment trust market and Nomura Asset Management market share[4]

(trillions of yen)	FY12/13	FY13/14	FY12/13	FY13/14			
	Mar	Mar	Mar	Jun	Sep	Dec	Mar
Domestic public stock investment trusts							
Market	60.0	**65.7**	60.0	60.5	62.4	65.0	**65.7**
Nomura's share (%)	18%	**19%**	18%	18%	18%	19%	**19%**
Domestic public bond investment trusts							
Market	12.6	**14.5**	12.6	13.6	14.4	16.5	**14.5**
Nomura's share (%)	43%	**42%**	43%	42%	42%	43%	**42%**

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(2) Net after deducting duplications from assets under management (gross). (3) Based on assets under management (net). (4) Source: Investment Trusts Association, Japan

30

Wholesale related data (1)

Wholesale

(billions of yen)

FY2012/13 FY2013/14

FY2012/13 FY2013/14 QoQ YoY

4Q 1Q 2Q 3Q 4Q

Net revenue 644.9 765.1 196.9 194.6 183.3 188.7 198.5 5.2% 0.8%

Non-interest expenses 573.2 653.3 161.3 169.4 158.1 160.9 165.0 2.6% 2.3%

Income before income taxes 71.7 111.8 35.7 25.2 25.3 27.8 33.5 20.4% -6.1%

Breakdown of Wholesale revenues

(billions of yen) FY2012/13 FY2013/14

FY2012/13 FY2013/14 QoQ YoY

4Q 1Q 2Q 3Q 4Q

Fixed Income 387.7 398.2 113.2 97.6 93.8 99.2 107.7 8.6% -4.8%

Equities 172.8 251.5 59.9 67.8 65.8 58.8 59.0 0.4% -1.4%

Global Markets 560.4 649.7 173.1 165.3 159.6 158.0 166.8 5.6% -3.7%

Investment Banking(Net) 72.0 97.4 23.4 25.6 23.3 19.0 29.5 55.1% 26.2%

Other 12.4 18.0 0.4 3.7 0.4 11.7 2.2 -81.2% 5.1x

Investment Banking 84.4 115.4 23.8 29.3 23.8 30.7 31.7 3.3% 33.1%

Net revenue 644.9 765.1 196.9 194.6 183.3 188.7 198.5 5.2% 0.8%

Investment Banking(Gross) 143.0 184.3 44.1 47.2 45.8 35.9 55.4 54.2% 25.7%

(1)	Fixed Income and Equities figures for FY 2012/13 have been reclassified following a reorganization in April 2013.

Wholesale related data (2)

Private equity related investments

Terra Firma

Asia

Europe (excluding Terra Firma) Japan

(billions of yen)

150

104.6 104.6 107.0 102.1

100

57.2 61.2 57.2

50

0

FY2012/13 FY2013/14 FY2012/13 FY2013/14

Mar Mar Mar Jun Sep Dec Mar

Japan 52.7 8.1 52.7 52.5 51.7 10.5 8.1

Europe (excluding Terra Firma) 21.8 22.6 21.8 22.9 22.9 23.9 22.6

Asia 2.0 1.9 2.0 1.9 1.8 1.9 1.9

Sub Total 76.5 32.6 76.5 77.4 76.4 36.3 32.6

Terra Firma 28.1 24.6 28.1 29.6 25.8 24.9 24.6

Total 104.6 57.2 104.6 107.0 102.1 61.2 57.2

Number of employees

FY2012/13 FY2013/14 FY2012/13 FY2013/14

Mar Mar Mar Jun Sep Dec Mar

Japan (excluding FA) 14,123 14,149 14,123 14,654 14,454 14,308 14,149

Japan (FA) 1,907 1,888 1,907 1,911 1,923 1,918 1,888

Europe 3,618 3,461 3,618 3,485 3,459 3,456 3,461

Americas 2,271 2,281 2,271 2,240 2,243 2,248 2,281

Asia-Pacific1 6,037 5,891 6,037 5,961 5,945 5,902 5,891

Total 27,956 27,670 27,956 28,251 28,024 27,832 27,670

(1)	Includes Powai office in India.

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